SICHENZIA ROSS FRIEDMAN FERENCE LLP
                                ATTORNEYS AT LAW


                                                                 August 2, 2005

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Attention:   Russell Mancuso, Legal Branch Chief
              Donald C. Hunt, Attorney-Advisor

              Re:   eMagin Corporation
                    Post Effective Amendment No. 1 to
                    Registration Statement on Form SB-2
                    Filed January 7, 2005 (File No. 333-112579

Ladies and Gentlemen:

     On behalf of eMagin Corporation ("eMagin" or the "Company"), please accept this letter as the Company's response to the comments of the reviewing Staff of the Securities and Exchange Commission (the "Commission") as set forth in the comment letter of January 27, 2005.

     In addition, as a preliminary matter, and as a review of the filing will indicate, you will note that we have converted the above referenced filing to a registration statement on Form S-3. Such amended filing, which was filed with the Commission on August 2, 2005, has been filed in order to maintain registration of these shares until February 2006 as required pursuant to the certain registration rights agreement entered into with the investors who invested in the Company's common stock on January 9, 2004.

     In connection therewith, the Company hereby submits the following supplemental information to support its belief that it should be deemed to meet the eligibility requirements for use of a registration statement on Form S-3 contained in General Instructions I.A.3. of Form S-3, which provide as follows:

     "3. The registrant:

     (a) has been subject to the requirements of Section 12 or 15(d) of the Exchange Act and has filed all material required to be filed pursuant to Sections 13, 14 or 15(d) for a period of at least twelve calendar months immediately preceding the filing of a registration statement on this Form; and
     (b) has filed in a timely manner all reports required to be filed during the twelve calendar months and any portion of a month immediately preceding the filing of the registration statement......".

     This supplemental information is being submitted due to the fact that the Company timely filed a Quarterly Report for the period ended March 31, 2005 on Form 10-QSB (the "10-QSB") on May 16, 2005, notwithstanding the fact that the Company had a public float in excess of $25,000,000 for each of its fiscal years ended December 31, 2004 and 2003. Upon review of the filings, the Company and its advisors determined that the Company had become an "SK" filer, and the Company has subsequently filed a Quarterly Report for the period ended March 31,

2005 on Form 10-Q for the purpose of amending the form on which the Company previously filed its Quarterly Report for the period ended March 31, 2005 from a Form 10-QSB to a Form 10-Q.


     The Company respectfully submits that the potential violation of the aforementioned eligibility requirements of Form S-3 is technical in nature and involves form over substance, due to the fact that the 10-QSB which was filed by the Company with the Securities and Exchange Commission on May 16, 2005 was filed on a timely basis and contained substantially all of the necessary content and disclosure required by Form 10-Q, and the corresponding provisions of Regulation S-X and Regulation S-K.

     For your information, the only information that is set forth in the Form 10-Q that was not included in the Form 10-QSB that was previously filed by the Company are the following two items:

     1. Cover Page of Form 10-Q.
     --------------------------
          The Cover Page of the Form 10-Q contains a line that requires disclosure as to whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act). As the Company is not an accelerated filer, the Company respectfully submits that the lack of this disclosure on the Form 10-QSB that was previously filed is immaterial, in that it involves form over substance.

     2. Item 3 to Form 10-Q.
     -----------------------
          Item 3 to Form 10-Q (Quantitative and Qualitative Disclosures About Market Risk) is an item that does not appear in Form 10-QSB. Thus, the 10-QSB that was previously filed did not contain a discussion with respect to quantitative and qualitative disclosures about market risk in connection with the Company's reporting currency and risk sensitive instruments.
     However, as disclosed in the Form 10-Q that was subsequently filed by the Company on July 13, 2005, "[the Company] did not have material exposure to market risk from derivatives or other financial instruments as of March 31, 2005, and [the Company does] not expect any significant effect on our results of operations from interest rate and foreign currency fluctuations".

          As the Company does not currently have material exposure to market risk, the Company respectfully submits that the lack of this disclosure in the Form 10-QSB that was previously filed is also immaterial, in that it also involves form over substance.

     3. Certifications.

          The Certifications in the 10-QSB referred to the Company as the "small business issuer". We have revised these references and the certifications included in the Form 10-Q now refer to the company as the "issuer" since it is no longer an "SB" filer.

     Except for the foregoing, all information that was filed in the Form 10-Q was previously included in and filed as part of the Form 10-QSB, including, but not limited to, financial statements disclosing the information required by Rule 10-01 of Regulation S-X. To this end, the Company notes that the Quarterly Report on Form 10-QSB that was previously filed included an audited consolidated balance sheet as of its previous fiscal year end, as well as an unaudited interim condensed consolidated balance sheet as of the end of the three month period reported upon. Further, the Quarterly Report on Form 10-QSB that was previously filed included interim condensed consolidated statements of income, condensed consolidated statement of changes in stockholders' equity, and condensed consolidated statements of cash flows, all of which were in accordance with the requirements of Rule 10-01 of Regulation S-X.

     In addition, the management's discussion and analysis ("MD&A") in the Quarterly Report on Form 10-QSB that was previously filed contained all disclosure required by Item 303 of Regulation S-K. Specifically, the 10-QSB contained a section discussing liquidity, including, but not limited to, known trends or demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in the Company's liquidity increasing or decreasing in a material way. Further, the MD&A discussed the Company's results of operations, including (i) revenues, (ii) costs of goods sold, and (iii) operating expenses, such as expenses incurred as a result of (A) research and development, (B) non-cash stock based compensation, (C) selling, general and administrative costs, and (D) interest income (expense). Finally, management discussed material trends and uncertainties with respect to the foregoing and a comparative analysis of increases or decreases, and the reasons therefor, for the period ended March 31, 2005 compared to the period ended March 31, 2004.

     Accordingly, the financial information and the MD&A in the 10-QSB complied with the requirements of Rule 10-01 of Regulation S-X and Item 303 of Regulation S-K, respectively.

     Based upon the foregoing, the Company respectfully submits that following the filing of the Form 10-Q it has (a) filed all material required to be filed pursuant to Sections 13, 14 or 15(d) for a period of at least twelve calendar months immediately preceding the filing of a registration statement on this Form, and (b) has filed in a timely manner all reports required to be filed during the twelve calendar months and any portion of a month immediately preceding the filing of the registration statement.

     For the reasons set forth above, the Company believes that it continues to meet the eligibility requirements for use of a registration statement on Form S-3 contained in General Instructions I.A.3. of Form S-3.

     In order to assist your review of this matter, we have included courtesy copies of the Quarterly Report on Form 10-Q for the period ended March 31, 2005 that was subsequently filed which indicate the changes that were made from the Quarterly Report for the period ended March 31, 2005 that was previously filed on Form 10-QSB.

SEC Comment Letter of January 27, 2005
--------------------------------------

         The following responses address the comments of the reviewing Staff of the Commission as set forth in the comment letter of January 27, 2005 relating to Post Effective Amendment No. 1 to the Registration Statement on Form SB-2 of the Company. On behalf of the Company, we respond as follows.

Executive Compensation - beginning on page 39
---------------------------------------------

1.   We note that your last completed  fiscal year was December 31, 2004.  Where
     Item 402 of Regulation S-B requires information for the last fiscal year, your disclosure should include information for 2004.

     Response:
     --------

     Form S-3 permits registrants to incorporate their annual reports on Form 10-KSB by reference. The Company's registration statement on Form S-3 incorporates by reference its annual report on Form 10-KSB/A, which was filed with the SEC on May 2, 2005. Said annual report contains executive compensation information for the past three fiscal years through December 31, 2004. Accordingly, no revision to the Company's registration statement on Form S-3 is required.

Signatures
----------

2. Please amend your filing to include the signatures of your principal financial officer and your controller or principal accounting officer. See the Signatures section of Form SB-2 and the instructions thereto.

     Response:
     --------

     We have amended the filing to include the signature of the Company's principal financial officer and principal accounting officer.




                                                 Very Truly Yours,

                                             /s/ Richard A. Friedman
                                                --------------------
                                                 Richard A. Friedman